FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending November 14, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





                    GSK Revises US Labeling for Avandia(R)


November 14, 2007 - London & Philadelphia - GlaxoSmithKline announced today that it is implementing changes to the US product label for Avandia(R) (rosiglitazone maleate), based on an extensive and thorough review by the FDA of myocardial ischemia data on Avandia, the most widely studied oral anti-diabetic medicine available.


The boxed warning has been revised to add the FDA's conclusion that, while an FDA meta-analysis of short-term studies - mostly against placebo - showed an association between Avandia and an increase in myocardial ischemic events, that risk was not confirmed or excluded in three long-term clinical trials comparing Avandia against both placebo and other oral anti-diabetes medicines. The box will state that the available data on the risk of myocardial ischemia are inconclusive.


The FDA has also concluded there is insufficient information available to determine whether any oral anti-diabetic medicine reduces cardiovascular risk. The FDA has directed that the sentence - "There have been no clinical studies establishing conclusive evidence of macrovascular risk reduction with Avandia or any other oral antidiabetic drugs" - will be added as a warning on the labels of all oral anti-diabetic medicines.


The Avandia label also has been updated to add that Avandia is not recommended - though not contraindicated - for use with patients who are taking insulin or nitrates. The label summarizes the data on myocardial ischemia to help doctors continue to evaluate which patients could benefit from taking Avandia, and those for whom alternative treatment should be considered.


The changes are now included in labeling for Avandia, and will be incorporated into future revised labeling for all approved rosiglitazone-containing products, including Avandamet (rosiglitazone maleate and metformin hydrochloride), and Avandaryl (rosiglitazone maleate and glimepiride). GSK is also preparing a Medication Guide to help educate patients about potential benefits and risks and to provide other information on Avandia.


"Avandia remains a safe and effective medicine for most patients with type 2 diabetes when used appropriately," said Dr. Ronald Krall, GSK Chief Medical Officer. "Given the severity of this disease and the importance of Avandia in helping patients manage their diabetes, we will continue to work with the FDA to conduct more studies about the safety and benefits of our medicine."

As previously stated by GSK, two long-term trials in diabetic patients comparing Avandia to other oral anti-diabetic medicines show no increased risk for cardiovascular events compared to other commonly used medications, other than the well-known risk of congestive heart failure with TZDs. One trial - ADOPT - shows no increased myocardial ischemic risk compared to metformin or sulfonylurea. The interim results of a second long-term trial - RECORD - also show no increased risk of major cardiovascular events (death, heart attack and stroke) between Avandia and other medications; however, firm conclusions cannot be drawn because the trial has not yet been completed. The updated label includes data from ADOPT and RECORD plus a third long-term trial in pre-diabetic patients (DREAM) which show there was no increased risk of Avandia over comparators with regard to myocardial infarction, mortality, or other non-heart failure cardiovascular events.


GSK believes data from ongoing and future clinical trials will provide additional scientific support for both the benefit and safety of Avandia. GSK has agreed to work with the FDA to plan and carry out a clinical trial to further investigate the cardiovascular effects of Avandia.


Avandia has been prescribed to more than seven million people over the last seven years to help them control their blood sugar levels. Importantly, Avandia has been shown to control blood sugar for longer than the most commonly used oral anti-diabetic medicines - up to five years. Long-term glycemic control is important to help prevent the serious complications of diabetes, especially microvascular complications leading to blindness, amputation and kidney failure. Avandia is an important treatment option for physicians, since two-thirds of diabetic patients suffer with uncontrolled disease and many require two or three medicines to maintain their blood sugar.


GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.



S M Bicknell
Company Secretary
14th November 2007


Important Safety Information for Avandia(R) (rosiglitazone maleate)

Avandia, along with diet and exercise, helps improve blood sugar control in patients with type 2 diabetes.

Avandia can cause or worsen heart failure. If you have severe heart failure (very poor pumping ability of the heart), you cannot be started on Avandia. Avandia is also not recommended if you have heart failure with symptoms (such as shortness of breath or swelling) even if these symptoms are not severe.

Avandia may increase your risk of other heart problems that occur when there is reduced blood flow to the heart, such as chest pain (angina) or heart attack (myocardial infarction). This risk appeared higher in patients taking medicines called nitrates or insulin. Taking Avandia with insulin or with nitrates is not recommended.

If you have chest pain or a feeling of chest pressure, you should seek immediate medical attention, regardless of what diabetes medicines you are taking.

If you take Avandia, tell your doctor right away if you:

- Have swollen legs or ankles, a rapid increase in weight or difficulty breathing, or unusual tiredness

-   Experience changes in vision

-   Become pregnant

Review your medical history and tell your doctor if you:

-   Have heart failure or other heart problems

-   Have liver problems or liver disease

-   Are pregnant or are nursing

Women taking Avandia should know that Avandia may increase the risk of pregnancy.

More fractures have been observed in women taking Avandia.


For more information about Avandia, please see Patient Information. For further information on Avandia, please see full Prescribing Information.


Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report 2006.




Inquiries
  US Media inquiries:                    Nancy Pekarek           (215) 751 7709
                                         Mary Anne Rhyne         (919) 483 2839

  UK Media inquiries:                    Phil Thomson            (020) 8047 5502
                                         Alice Hunt              (020) 8047 5502
                                         Joss Mathieson          (020) 8047 5502
                                         Claire Brough           (020) 8047 5502

  US Analyst/ Investor inquiries:        Frank Murdolo           (215) 751 7002
                                         Tom Curry               (215) 751 5419

  European Analyst/Investor inquiries:   David Mawdsley          (020) 8047 5564
                                         Sally Ferguson          (020) 8047 5543





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 14, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc